

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF

CORPORATION FINANCE

Mail Stop 3561

November 16, 2009

Mr. Jay T. Schwartz
Audience Productions, Inc.
2311 N. 45th Street, Suite 310
Seattle, WA 98103

> **Re: Audience Productions, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 20, 2009**
> **File No. 333-162589**

Dear Mr. Schwartz:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please consider the financial statement update requirements of Rule 8-08 of Regulation S-X prior to filing an amendment to your registration statement.

2.   Prior to printing and distribution of the preliminary prospectus, please provide us, on a supplemental basis, with mock-ups of any pages that include any additional pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

3.   We urge you to revise your registration statement to substantially reduce the number of defined terms.

4.   Please provide us with a legal analysis as to how shares purchased will be considered to have been fully paid for when a credit card with a revolving account is used.   Please address, for example, the issue that a purchaser using a credit card may carry a balance on his account after purchasing the shares.

5.   With your next amendment, please provide us with any screen shots of any internet pages you are anticipating using in connection with the distribution of your securities.

Front of Registration Statement

6.   It appears that rule 415 applies to your offering. Please check the applicable box on the front of your registration statement or advise as to why this is not necessary.

Prospectus Cover Page

7.   Please provide a cross-reference to the "Risk Factors" section of your filing and highlight this cross-reference in prominent type or another manner.

8.   Please clarify the apparent "best efforts," self-underwritten nature of your offering or advise.

9.   Please revise to include a date when your offering will end.

10. Please revise your cover page to include only that information required by Item 501(b) of Regulation S-K. For instance, delete the references to the exhibit numbers and the paragraph related to plain English disclosure.   The subject to completion legend need not appear twice.

11. Please tell us the time frame for promptly returning funds to investors if all shares are not sold within the offering period.

Prospectus Summary, page 1

General

12. In one of the opening paragraphs, please disclose that your auditors have issued a going concern opinion.

13.   The cross-referenced page number of your "Risk Factors" appears to be incorrect. Please revise.

14.   Please briefly disclose the differences between common and preferred shares and the different shareholder rights associated with each.

15.   Please disclose in one of your opening paragraphs that the preferred shares are not transferrable and that the only way investors will realize a return on their investment is through "cash distributions," which you have no obligation to pay.

Suitability Standards, page 1

16.   Please move this section to a more appropriate place in your filing, as the summary section should serve as an overview of the most important aspects of your offering.

17.   Please revise the "Suitability Standards" section to briefly explain what you mean by suitability standards. Please also include the address of API's website.

Audience Productions, Inc., page 1

18.   Please disclose your assets, current net losses, and revenues since inception.

19.   Please clarify here and elsewhere in your filing what you mean by "such interested parties" and "the Film's assets."

20.   We note that in paragraph three you highlight the risk that "the proceeds of the offering may not be sufficient to complete the film." Please revise to explain why the offering amount is not larger, since this risk, if it comes to pass, would effectively cause investors to lose their investment.

21.   Please tell us, with a view toward disclosure, how it is possible to determine "fair value" for a film which you are unable to sell. In that case, there would be no willing buyer.

22.   If the holders of preferred shares would not have the rights to all the assets in a bankruptcy or liquidation subject only to prior rights of debt holders, then it is unclear why those securities are called Preferred Securities. Please explain to us or revise.

Economic Rights, page 3

    23.   Please define "distributable cash."

The Offering, page 4

    24.   Please explain to us why no investor may purchase more than 250 Series A Preferred Shares in this offering.

Risk Factors, page 5
General

    25.   Please add risk factors to discuss the following risks: you have net losses, your auditors have issued a going concern opinion, and you may not be able to absorb the costs of being a public company.

    26.   Please add a risk factor in which you discuss the possibility that investors will undergo substantial dilution and loss of control in the event you need to obtain additional financing to complete the film.

    27.   Please clarify what you mean by an "adequate" return.

    28.   Please revise to state that prospective investors are "encouraged" to consult with their own legal and financial advisors, as opposed to "should."

    29.   Please clarify what you mean by the "issuance of this offering."

API has no operating history, it is a new business and there is no assurance that API will ever earn revenue, page 5

    30.   We note that here and throughout your filing you discuss the "monetization" of the film, yet we are unclear how you intend to monetize the film and pay cash distributions to investors other than by a sale of the film to a distributor. Please clarify what you mean by "monetized" and revise your filing to specifically outline the ways in which you intend to generate revenue and distribute cash to investors after you complete the film.

There is no public market for securities and the transferability of the Series a Preferred Shares is restricted. page 6

    31.   We note that you state that API may be liquidated "in less than one year." Please clarify here and on page 17 of your filing when you believe that API may be liquidated. In addition, this statement appears inconsistent with disclosure elsewhere in your filing in which you state that you may not be able

to realize a profit until "many months" after the film is completed. Please reconcile or advise.

Promoter's Intangible Asset Contributions, page 10

32. We note that you have given an overview of attorneys' hourly billing rates in the Seattle area. Please clarify the hourly rate that the promoters have "billed" the company for each of the services listed in the chart on page 11.

Plan of Distribution, page 12

33. We note your disclosure regarding your intent to offer and sell your securities on your website and your intent to solicit investors using adwords, email solicitation, link optimization, and search engines. Please explain in greater detail each method of advertising that you intend to use to solicit investors. In addition, for each method of advertising, provide the Staff with a detailed analysis of how the method will meet the requirements of section 10 and section 5 of the Securities Act, Rule 164 under the Securities Act of 1933 and Rule 433 of Regulation C. Please address in your response an acknowledgement that as an ineligible issuer, except for descriptions of terms of your securities, you cannot use free writing prospectuses.

Description of Securities to be Registered, page 14

Economic Rights, page 16

34. We note your example of how cash will be distributed to shareholders if API sells the film, yet we are unclear how shareholders will realize a return on their investment if you do not sell the film to a distributer. Please substantially revise this section, the "Series A Preferred Share Ownership" section on page 24, and the "Cash Flow" section on page 36 to address the following:
    - Whether you have any obligation to pay cash received by the company to shareholders and the anticipated timing of such distributions;
    - How you will pay cash to shareholders if you realize profits from the film other than via an outright sale of the film to distributers;
    - How "cash distributions" differ from dividends, which are rights typically associated with preferred stock; and
    - The effect that your need for additional funding to complete the film could have on your ability to pay cash distributions to shareholders.

Interests of Named Experts and Counsel, page 17

35.   Please reconcile for us the statement that your counsel was not hired on a
        contingent basis and the financial statement disclosure that you owe him
        $82,000 and have assets of less than $2,000.

Business, page 25

36.   You state that "upon the offering being declared effective, API will promptly
        be able to solicit investors and process investor payments." Please tell us
        what you mean by "promptly." In this regard, we note that you state earlier in
        your filing that your offering period will commence upon effectiveness.

"Lydia Slotnick Unplugged" Synopsis, page 27

37.   Please briefly disclose whether Mr. Craft and Mr. Zam have had written other
        screenplays and the success of these endeavors.

Investment Analysis, page 31

38.   Please add a risk factor for the risk that since "investors can help choose" how
        scenes should be shot the screen play may not be a guide to the actual film and
        should not be relied upon in making an investment decision.

Overview of Motion Picture Industry, page 31

39.   Please add a section providing an overview of the $8 million per picture
        industry: how many feature length films in this category were made last year
        and, if known, how many were profitable. Where are films like the one you
        contemplate distributed?

Cash Flow, page 36

40.   Please revise this section to disclose how you will distribute cash to
        shareholders if you receive revenues from the film in any of the ways
        contemplated by this section.

Competition, page 38

41.   Please remove all references to major film studios, as you do not appear to be
        in a position to compete with those studios.

Management Compensation, page 47

42.   Please revise to clarify how it will be determined when each of the production management fees has been reached. Will the Officers decide themselves or will an independent third party or a representative of the Preferred Shareholders?

Production Management Fee Payment Schedule, page 48

43.   Please disclose the basis for the amount paid to each officer for production management.

Exhibits, page II-2

44.   Please file the screenplay as an appendix with the next amendment.

Signatures, page II-5

45.   Your registration statement must be signed by your principal executive officer in his individual capacity. In addition, your registration statement must be signed by either your controller or your principal accounting officer. Please revise accordingly.

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jeff Sears at (202) 551-3302 if you have questions regarding comments on the financial statements and related matters. Please contact Chanda DeLong at (202) 551-3490 or me at 202-551-3755 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Noel Howe
        Beacon Law Advisors
        Via facsimile (206) 749-9261